Report on Form 6-K dated December 13, 2004

Commission File Number 0-29874

AngloGold Ashanti Limited
(Translation of registrant's name into English)

11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

Enclosure: Press release – AngloGold Ashanti and Oxiana form exploration alliance.

AngloGold Ashanti Australia Limited (formerly AngloGold Australia Limited) \ A.B.N. 42 008 737 424
Level 13 \ 44 St Georges Tce \ Perth WA \ 6000 \ Australia
Tel: +61 8 9425 4600 \ Fax: +61 8 9425 4662 \ www.AngloGoldAshanti.com

news release

13 December 2004

AngloGold Ashanti and Oxiana form exploration alliance

AngloGold Ashanti Ltd has taken another step forward in its new frontiers growth strategy, today announcing an exploration alliance with Oxiana Ltd to explore for gold in Laos.

As part of this growth strategy the company's business development team has been assessing opportunities in prospective, but under-explored, new frontier regions.

The agreement with Oxiana follows the investment in Trans-Siberian Gold in Russia and a strategic alliance in the Philippines with Red 5 Ltd.

Laos is highly prospective for both gold and copper, but is under-explored. This initiative aims to further unlock Laos' gold potential by combining AngloGold Ashanti's technical expertise with Oxiana's in-depth country knowledge and operating experience.

The alliance will explore for gold throughout the country, excluding all areas currently held or under application by Oxiana.

Key terms of the Exploration Alliance Agreement are summarized as follows:

- The generative phase will be funded jointly by AngloGold Ashanti and Oxiana. Oxiana will be the initial Manager with both Oxiana and AngloGold Ashanti personnel seconded to the Alliance.

- Projects generated will be owned 50% by AngloGold Ashanti and 50% by Oxiana.

- AngloGold Ashanti has an option to earn an additional 10% equity in any project generated by either sole funding the first $US10 million of expenditure where a project is still early stage (pre-drilling) or sole funding through to completion of a bankable feasibility study (BFS) where a significant drill intersection has already been made.

more

Queries

	Tel:	Mobile:	E-mail:
Australia			
Andrea Maxey	+61 8 9425 4604	+61 438 001 393	amaxey@anglogoldashanti.com.au
South Africa			
Steve Lenahan	+27 11 637 6248	+27 83 308 2200	slenahan@AngloGoldAshanti.com
Michael Clements	**+27 11 637 6647**	**+27 82 339 3890**	**mclements@AngloGoldAshanti.com**
USA			
Charles Carter	Toll Free 800 417 9255	+ 1 212 750 7999	cecarter@AngloGoldAshanti.com

- Oxiana is free to explore Laos for copper and any copper projects generated in the course of exploration by the AngloGold Ashanti-Oxiana alliance will revert 100% to Oxiana.

- Oxiana may sole fund gold projects not of interest to AngloGold Ashanti, however, AngloGold Ashanti retains the right to claw back up to 60% in any projects by proving up a 2 million ounce gold resource (JORC compliant) within 24 months and then sole funding the project to completion of a BFS. Projects of less than 2 million ounces will revert 100% to Oxiana.

ends

Queries

	Tel:	**Mobile:**	**E-mail:**
Australia			
Andrea Maxey	+ 61 8 9425 4604	+ 61 438 001 393	amaxey@anglogoldashanti.com.au
South Africa			
Steve Lenahan	+27 11 637 6248	+27 83 308 2200	slenahan@AngloGoldAshanti.com
Michael Clements	**+27 11 637 6647**	**+27 823393890**	**mclements@aAngloGoldAshanti.com**
USA			
Charles Carter	Toll Free 800 417 9255	+ 1 212 750 7999	cecarter@AngloGoldAshanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: December 13, 2004

By: /s/ C R Bull

Name: C R Bull

Title: Company Secretary